UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36378

PROFIRE ENERGY, INC.

(Exact name of registrant as specified in its charter)

321 South 1250 West, Suite 1

Lindon, UT 84042

(801) 796-5127

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).*

*     Explanatory Note: Effective as of January 3, 2025, pursuant to the Agreement and Plan of Merger, dated October 28, 2024, by and among CECO Environmental Corp., a Delaware corporation (“CECO”), Combustion Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of CECO (“Purchaser”), and Profire Energy, Inc., a Nevada corporation (the “Company”), Purchaser merged with and into the Company, with the Company continuing as the surviving corporation and a direct, wholly owned subsidiary of CECO.

Pursuant to the requirements of the Securities Exchange Act of 1934, Profire Energy, Inc. has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date: January 15, 2025	PROFIRE ENERGY, INC.

	By:	/s/ Todd Gleason
Todd Gleason
Chief Executive Officer